UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Ohio National Variable Account D) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 (File No. 811-8642) for the purpose of reflecting a change in its name and in the name of its depositor, and in connection therewith submits the following information:

Name: AuguStar Variable Account D

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1 Financial Way

Cincinnati, OH 45242

Telephone Number (including area code): 513-794-6100

Name and address of agent for service of process:

Kimberly A. Plante, Vice President and General Counsel

AuguStar Life Insurance Company

P.O. Box 237

Cincinnati, OH 45201

With copy to:

Chip C. Lunde

Wilkie Farr & Gallagher LLP

1875 K Street, N.W.

Washington, DC 20006-1238

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [  ] NO [X]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this amended notification of registration to be duly signed on its behalf of the registrant in the City of Cincinnati and State of Ohio on the 2nd day of October, 2023.

AuguStar Variable Account D
(Name of Registrant)

By: AuguStar Life Insurance Company
(formerly The Ohio National Life Insurance Company)
(Name of Depositor)

By:	/s/ Kimberly A. Plante
Kimberly A. Plante
Vice President, General Counsel

Attest:	/s/ Timothy A. Abbott
Timothy A. Abbott
Assistant Counsel